Exhibit 1.01
Weatherford International plc
Conflict Minerals Report
For the Year Ended December 31, 2014

This Conflict Minerals Report of Weatherford International plc (“Weatherford”, “we”, “our” or “Company”) is for the calendar year ended December 31, 2014 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). In conducting our due diligence, Weatherford looked to the framework of Annex I of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”) and the EICC-GeSI conflict minerals reporting template that facilitates the transfer of information through the supply chain. Unless otherwise defined below, please refer to Form SD, the Rule and the 1934 Act Release No. 3467716 for definitions of the terms used herein.
Weatherford is one of the largest multinational oilfield service companies providing innovative solutions, technology and services to the oil and gas industry. The Company operates in over 100 countries and has service and sales locations in nearly all of the oil and gas producing regions in the world. Weatherford manages its business through two product service line groups: 1) Formation Evaluation and Well Construction and 2) Completion and Production. We have evaluated our product service line groups and determined that columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“Conflict Minerals”) may be necessary for the production or functionality of some products manufactured or contracted for manufacture by Weatherford in calendar year 2014 (“Necessary Conflict Minerals”). These products include, but are not limited to, liner hanger systems, fishing recovery tools, rotating cement heads, downhole deployment valves, pressure control equipment, inflatable packers, casing packers, thru-tubing equipment, wellbore tubulars, casing and running tools, drilling casing bits, centralizers, float equipment, stimulation sleeves, expandable sand screens, composite plugs, inflow control devices, gravel pack systems, production packers, isolation valves, RFID enabled tools, subsurface safety valves, pressure pumping systems, continuous rod products, gas lift valve systems, rotaflex pump units, gas lift systems, power generation units, reciprocating rod lifts systems, flow measurement products, SurgeMaster®II tool, drilling rental tools, performance drilling tools, mechanized rig equipment, conventional tubular running equipment, pump and fluid systems, well servicing equipment, LWD equipment, MWD equipment, directional drilling equipment, rotary steerable systems, managed pressure drilling systems, rotating control devices, advanced flow detection systems, and steady state continuous flow systems (“Covered Products”).
In performing the analysis to determine the source and chain of custody of Necessary Conflict Minerals used in our Covered Products, Weatherford compiled data and identified possible in-scope suppliers across the Company by extracting data from supplier categories across our direct suppliers. The aggregated data was refined to exclude suppliers outside of the scope of the regulation.
This report has not been subject to an independent private sector audit as allowed under the Rule, which provides a temporary accommodation for the first two years following November 13, 2012.
Reasonable Country of Origin Inquiry (RCOI).
Weatherford is a downstream company that does not have direct visibility to smelters or refiners (“SOR”) and the mine of origin. As such, Weatherford contacted its relevant suppliers using an online, email-based conflict minerals questionnaire (“Questionnaire”) to request information from suppliers as to the use and origin of Conflict Minerals. The Questionnaire was primarily based on the EICC-GeSI conflict minerals reporting template and was intended to a) obtain supplier information as to the use of Necessary Conflict Minerals, b) perform an RCOI if the supplier indicated use of Necessary Conflict Minerals, c) conduct due diligence pursuant to the OECD Framework as to the source of Necessary Conflict Minerals, and d) assess whether our supply chain adheres to due diligence measures put forward by the OECD. The relevant suppliers were asked to complete the Questionnaire or, if familiar with the OECD Framework, to provide a declaration using the EICC-GeSI conflict minerals reporting template.
Due Diligence.
Based on the response to the RCOI, Weatherford further queried the relevant suppliers to determine the source and chain of custody of Necessary Conflict Minerals. We requested surveyed suppliers who responded to provide information related to any Necessary Conflict Minerals including: a) identification of such Necessary Conflict Minerals, b) whether the Necessary Conflict Minerals came from scrap or recycled sources, and c) the name and address of any facilities where the Necessary Conflict Mineral is manufactured, mined or produced. We continued to refine our functional database by compiling the metrics and supplier submitted forms into a searchable format. Information submitted by relevant suppliers was reviewed for duplications and inaccuracies. On an ongoing basis, we monitor a dedicated mailbox specific to Conflict Minerals questions and concerns by suppliers and employ efforts to increase supplier response rate or validate supplier data.
As a downstream company typically several layers removed from mining operations and SORs, we must rely on our suppliers to provide information regarding the source and presence of Necessary Conflict Minerals in our Covered Products. This information may be inaccurate or incomplete. At this time, we have been unable to determine the facilities used to process the necessary conflict minerals or the country of origin of Necessary Conflict Minerals.
Risk Mitigation.
Weatherford’s conflict minerals policy, which is included within our supplier code of conduct (“Code of Conduct”) can be found at www.weatherford.com/about-us/ethics-and-compliance/supplier-code-of-conduct. All new suppliers from which Weatherford procures raw materials and components used in Weatherford manufacturing operations, are required to agree to the Code of Conduct as part of the terms and conditions of doing business with Weatherford.
Weatherford continues to refine and improve its processes in an effort to:

•	Expand procurement processes for capturing Conflict Minerals information at the product level;

•	Enhance data gathering and quality to further mitigate the risk that any Necessary Conflict Minerals benefit armed groups in the Covered Countries;

•	Engage with our suppliers to encourage their sourcing from conflict-free SORs;

•	Ensure our conflict minerals policy, as contained within our Code of Conduct, is incorporated into relevant contracts; and

•	Increase the supplier response rate and quality of data received as to Conflict Minerals and SORs.